FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2012

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

September 30, 2012

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2012 of Videotron Ltd.

QUARTERLY REPORT

2012 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2012 – September 30, 2012

November 13, 2012

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2012 and 2011

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or “the Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony services, the rental and sale of DVDs and video games, and the operation of specialized websites.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2012 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2011 (Form 20F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

HIGHLIGHTS SINCE JUNE 30, 2012

•

In the third quarter of 2012, revenues and ARPU grew by 7.7% over the same period last year. Our strong revenue performance was combined with a solid operating income margin of 47.0% in the third quarter of 2012, compared with 45.0% for the same period last year. The operating income performance was driven by the revenue increase and by the Corporation’s capacity to control costs, since direct costs and operating expenses, expressed as a percentage of revenues, decreased by 2 percentage points to 53% from 55% in the same period last year.

•

Net additions of 101,100 revenue generating units (RGUs) in the third quarter of 2012 (representing the sum of our cable television, cable Internet, Internet over wireless, cable telephony subscribers, and mobile telephony lines), compared with 169,900 net RGUs added in the same period in 2011. Total RGUs were 4,857,900 as of September 30, 2012.

•	We activated 30,700 net new lines on our advanced mobile network, bringing our total mobile customer base to 378,300 activated lines.

•	On August 17, 2012, Videotron announced the introduction of a mobile Wi-Fi device that enables customers to share a high-speed wireless Internet connection among up to five users.

•	On August 31, 2012, Videotron announced that it was improving its Internet plans, adding more capacity at no extra cost to customers.

•	On September 12, 2012, Videotron began offering a wider variety of state-of-the-art services to 11 cities in Quebec’s Northern coast following the modernization of its network in that area.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income and average monthly revenue per user (“ARPU”), are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain/(loss) on valuation and translation of financial instruments, restructuring of operations, gain on debt refinancing, and income taxes. Operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. In addition, the Corporation uses free cash flows from continuing operating activities to reflect such costs. Measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of operating income to net income as presented in our consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of dollars)

	Three-month periods ended September 30		Nine-month periods ended September 30
	2012	2011	2012	2011
Operating income	$309.9	$275.4	$914.6	$804.1
Amortization	(119.7)	(104.7)	(349.9)	(297.9)
Financial expenses	(42.9)	(43.1)	(131.7)	(118.9)
(Loss) gain on valuation and translation of financial instruments	(0.3)	(6.9)	98.3	(0.9)
Restructuring of operations and gain on debt refinancing	—	2.4	0.8	(12.1)
Income tax expense	(27.1)	(24.0)	(107.0)	(67.0)
Net income	$119.9	$99.1	$425.1	$307.3

MANAGEMENT DISCUSSION AND ANALYSIS

2012/2011 Third Quarter Comparison

Analysis of Consolidated Results of Videotron

Customer statistics

Cable television – The combined customer base for cable television services increased by 15,000 (0.8%) in the third quarter of 2012 (compared with an increase of 43,500 in the third quarter of 2011) (see Table 2). As of September 30, 2012, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,690,600 total homes passed) of 68.9% compared with 69.7% a year earlier. Note that the third quarter of 2011 saw the end of over-the air transmission of analog television signals.

•

The number of subscribers to illico Digital TV stood at 1,457,800 at the end of the third quarter of 2012, an increase of 32,800 or 2.3% during the quarter (compared with an increase of 77,700 (6.1%) in the third quarter of 2011) and a year-over-year increase of 109,700 (8.1%). As of September 30, 2012, 78.7% of our cable television customers were subscribers to our illico Digital TV services, compared with 73.1% as of September 30, 2011. At the same date, illico Digital TV had a household penetration rate of 54.2%, compared with 50.9% as of September 30, 2011.

•

The customer base for analog cable television services decreased by 17,800 (-4.3%) in the third quarter of 2012 (compared with a decrease of 34,200 customers (-6.5%) in the third quarter of 2011) and year-over-year decrease of 20.4%, primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,369,600 at the end of the third quarter of 2012, an increase of 28,500 (2.1%) in the quarter (compared with an increase of 39,900 (3.1%) during the third quarter of 2011) and a year-over-year increase of 4.8%. As of September 30, 2012, cable Internet access services had a household penetration rate of 50.9%, compared with 49.3% as of September 30, 2011.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,249,700 at the end of the third quarter of 2012, an increase of 26,300 (2.1%) in the quarter (compared with an increase of 37,800 (3.3%) in the same quarter of 2011) and a year-over-year increase of 6.0%. As of September 30, 2012, the cable telephony service had a household penetration rate of 46.4%, compared with 44.5% as of September 30, 2011.

Mobile telephony service – As of September 30, 2012, 378,300 lines were activated on our mobile telephony service, an increase of 30,700 (8.8%) in the quarter (compared with an increase of 47,500 (22.6%) in the same quarter of 2011) and a year-over-year increase of 46.6%.

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	Sept 12	June 12	March 12	Dec 11	Sept 11	June 11	March 11	Dec 10	Sept 10
Cable television:
Analog	395.1	412.9	436.5	460.7	496.1	530.3	564.9	592.0	619.7
Digital	1,457.8	1,425.0	1,417.5	1,400.8	1,348.1	1,270.4	1,243.7	1,219.6	1,182.3
Total cable television	1,852.9	1,837.9	1,854.0	1,861.5	1,844.2	1,800.7	1,808.6	1,811.6	1,802.0
Cable Internet	1,369.6	1,341.1	1,340.5	1,332.5	1,306.4	1,266.5	1,263.6	1,252.1	1,233.8
Internet over wireless (1)	7.4	6.8	5.9	5.6	5.2	4.0	3.6	2.3	0.6
Cable telephony	1,249.7	1,223.4	1,212.5	1,205.3	1,179.4	1,141.6	1,129.8	1,114.3	1,098.1
Mobile telephony (in thousands of lines)	378.3	347.6	312.8	290.6	258.1	210.6	164.7	136.1	95.4

Revenue generating units (RGUs)	4,857.9	4,756.8	4,725.7	4,695.5	4,593.3	4,423.4	4,370.3	4,316.4	4,229.9

(1)	RGUs originated from Internet over wireless have been added following the recent growth in their materiality.

MANAGEMENT DISCUSSION AND ANALYSIS

2012/2011 Analysis of Results – Third Quarter Comparison

Revenues: $659.0 million, an increase of $47.4 million (7.7%) compared with the third quarter of 2011.

Combined revenues from all cable television services increased by $16.4 million (6.5%) to $269.1 million. This increase was primarily due to customer growth, price increases, the migration of customers from analog to digital services, and an increase in subscribers to our high definition packages.

Revenues from Internet access services increased by $18.4 million (10.5%) to $194.1 million. The improvement was mainly due to customer growth, price increases, and the migration of customers to more expensive packages.

Revenues from cable telephony services increased by $4.0 million (3.7%) to $113.8 million. This increase was mainly due to customer growth, higher revenues per user from our small and medium business customers, and higher revenues from long-distance packages.

Revenues from mobile telephony services increased by $13.3 million (41.9%) to $45.0 million, essentially due to customer growth.

Revenues from business solutions increased by $0.8 million (5.0%) to $16.1 million.

Revenues from sales of customer premises equipment decreased by $4.7 million (-33.8%) to $9.2 million, mainly due to the popularity of our set-top box rental program.

Other revenues, comprising revenues from La Sette, SuperClub Vidéotron and Jobboom, remained stable in the third quarter at $11.8 million.

Monthly combined ARPU: $112.32 in the third quarter of 2012, compared with $104.33 in the same period of 2011, an increase of $7.99 (7.7%). This growth is mainly explained by an increase in customers subscribing to two or more services, the migration of customers to more expensive television and cable Internet access service packages, and price increases for our television and Internet services.

Operating income: $309.9 million in the third quarter of 2012, an increase of $34.5 million (12.5%).

•	This increase was primarily due to:

•	revenue increase, as detailed above.

Partially offset by:

•	increases in call centre and marketing costs, to support our growth; and

•	increase in operating expenses related to the deployment of our 4G network.

Cost of sales and operating expenses, expressed as a percentage of revenues: 53.0% in the third quarter of 2012 compared with 55.0% in 2011.

•	Cost of sales and operating expenses as a proportion of revenues decreased, primarily due to:

•	fixed-cost base, which does not fluctuate in sync with revenue growth; and

•

increase in residential, multi-unit and commercial customers subscribing to two or more services. As of September 30, 2012, 76.6% of our customers were bundling two services or more, compared with 74.2% as of September 30, 2011.

Partially offset by:

•	increase in operating expenses related to the deployment of our 4G network; and

•	increases in call centre and marketing costs, to support our growth.

Amortization charge: $119.7 million, an increase of $15.0 million (14.4%) compared with 2011.

•	The increase was mainly due to:

•	amortization of our 4G network-related fixed assets as its deployment continued in late 2011 and 2012;

•	increase in acquisition of fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our network; and

•	amortization of illico Digital TV set-top boxes related to our rental program.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial expenses: (Primarily comprised of cash interest expense on outstanding debt) $42.9 million, a decrease of $0.2 million (0.5%).

•	The decrease was mainly due to:

•	$0.8 million gain on foreign currency translation on short-term monetary items, compared with a $3.1 million loss in 2011.

Partially offset by:

•	$3.6 million increase in interest expense, due to higher indebtedness.

Loss on valuation and translation of financial instruments: $0.3 million in the third quarter of 2012, compared with $6.9 million in the same quarter of 2011, a favourable variance of $6.6 million.

•

The variance was essentially due to an unfavourable change in the fair value of early settlement options recorded in the third quarter of 2011 as a result of interest rate and credit premium fluctuations.

Income tax expense: $27.1 million (effective tax rate of 18.4%) in the third quarter of 2012, compared with $24.0 million (effective tax rate of 19.5%) in the same quarter of 2011.

•	The increase of $3.1 million was mainly due to:

•	$6.8 million related to the increase in taxable income; and

•	$0.7 million related to tax consolidation transactions with our parent corporation.

Partially offset by:

•	$2.2 million related to a lower domestic statutory tax rate; and

•	$2.2 million related to other non-taxable items, items deductible at a lower future tax rate, and other items.

Net income attributable to shareholder: $119.9 million, an increase of $20.8 million (21.0%).

•	The increase was mainly due to:

•	$34.5 million increase in operating income;

•	$6.6 million decrease in loss on valuation and translation of financial instruments; and

•	$0.2 million decrease in financial expenses.

Partially offset by:

•	$3.1 million increase in income taxes;

•	$15.0 million increase in amortization charges; and

•	$2.4 million decrease in gain on debt refinancing and expenses related to restructuring of operations.

2012/2011 Analysis of Results – Nine-month Comparison

Revenues: $1,956.8 million, an increase of $160.8 million (9.0%) compared with the first nine months of 2011.

Combined revenues from all cable television services increased by $54.1 million (7.2%) to $805.0 million. This increase was primarily due to customer growth, price increases, the continued migration of customers from analog to digital services, and an increase in subscribers to our high definition packages. These increases were partially offset by higher bundling discounts.

Revenues from Internet access services increased by $61.9 million (12.0%) to $576.9 million. The improvement was mainly due to customer growth, price increases and the migration of customers to more expensive packages.

Revenues from cable telephony services increased by $13.4 million (4.1%) to $338.6 million. This increase was mainly due to customer growth, higher revenues per user from our small and medium business customers, and higher revenues from long-distance packages.

Revenues from mobile telephony services increased by $45.0 million (57.4%) to $123.5 million, essentially due to customer growth.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues from business solutions increased by $2.2 million (4.8%) to $48.7 million, essentially due to growth in network solution services and long-distance services.

Revenues from sales of customer premises equipment decreased by $13.7 million (-32.5%) to $28.5 million, mainly due to the popularity of our set-top box rental program.

Other revenues, comprising revenues from La Sette, SuperClub Vidéotron and Jobboom, remained stable during the first nine months period at $35.6 million.

Monthly combined ARPU: $110.76 in the first nine months of 2012, compared with $102.32 in the same period of 2011, an increase of $8.44 (8.2%). This growth is mainly explained by an increase in customers subscribing to two or more services, the migration of customers to more expensive television and cable Internet access service packages, and price increases for our television and Internet services.

Operating income: $914.6 million in 2012, an increase of 110.5 million (13.7%).

•	This increase was primarily due to:

•	revenue increase, as detailed above.

Partially offset by:

•	increases in call centre and marketing costs, to support our growth; and

•	increase in operating expenses related to the deployment of our 4G network.

Cost of sales and operating expenses, expressed as a percentage of revenues: 53.3% in 2012 compared with 55.2% in 2011.

•	Cost of sales and operating expenses as a proportion of revenues decreased, primarily due to:

•	fixed-cost base, which does not fluctuate in sync with revenue growth; and

•

increase in residential, multi-unit and commercial customers subscribing to two or more services. As of September 30, 2012, 76.6% of our customers were bundling two services or more, compared with 74.2% as of September 30, 2011.

Partially offset by:

•	increase in operating expenses related to the deployment of our 4G network; and

•	increases in call centre and marketing costs, to support our growth.

Amortization charge: $349.9 million, an increase of $52.0 million (17.5%) compared with 2011.

•	The increase was mainly due to:

•	amortization of our 4G network-related fixed assets as deployment continued in 2012;

•	increase in acquisition of fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our network; and

•	amortization of illico Digital TV set-top boxes related to our rental program.

Financial expenses: (Primarily comprised of cash interest expense on outstanding debt) $131.7 million, an increase of $12.8 million (10.7%).

•	The increase was mainly due to:

•	$11.8 million increase in interest expense, due to higher indebtedness; and

•

$1.4 million increase in amortization of financing costs and long-term debt premium or discount, as a result of the incremental financing fees incurred on new indebtedness and the retirement of long-term debt subject to premium amortization.

Gain on valuation and translation of financial instruments: Gain of $98.3 million in the first nine months of 2012, compared with a loss of $0.9 million in the same period of 2011, a favourable variance of $99.2 million.

•

The variance was essentially due to a favourable change in the fair value of early settlement options recorded in the first nine months of 2012, as a result of interest rate and credit premium fluctuations.

MANAGEMENT DISCUSSION AND ANALYSIS

Income tax expense: $107.0 million (effective tax rate of 20.1%) in the first nine months of 2012, compared with 67.0 million (effective tax rate of 17.9%) in the same period of 2011.

•	The increase of $40.0 million was mainly due to:

•	$44.8 million related to the increase in taxable income;

•	$1.9 million related to tax consolidation transactions with our parent corporation; and

•	$1.3 million related to other non-taxable items, items deductible at a lower future tax rate, and other items.

Partially offset by:

•	$8.0 million related to a lower domestic statutory tax rate.

Net income attributable to shareholder: $424.9 million, an increase of $117.8 million (38.4%).

•	The increase was mainly due to:

•	$110.5 million increase in operating income;

•	$99.2 million increase in gain on valuation and translation of financial instruments; and

•	$12.9 million decrease in gain on debt refinancing and expenses related to restructuring of operations.

Partially offset by:

•	$40.0 million increase in income taxes;

•	$52.0 million increase in amortization charges; and

•	$12.8 million increase in financial expenses.

CASH FLOW AND FINANCIAL POSITION

Operating activities

Third quarter 2012

Cash flows provided by operating activities: $326.3 million in the third quarter of 2012, compared with $298.8 million in the same period of 2011, an increase of $27.5 million (9.2%).

•	The increase was mainly due to:

•	$34.5 million increase in operating income;

•

$7.9 million favourable variance in non-cash balances related to operations, mainly due to a $9.6 million decrease in accounts receivable; a $5.9 million increase of the net variation in accounts receivable and payable to affiliated corporations; a $23.7 million decrease in inventories; and a $6.4 million decrease in income taxes receivable; partially offset by a $37.9 million decrease in deferred revenues; and

•	$0.4 million decrease in the cash portion of charges for restructuring of operations.

Partially offset by:

•	$12.0 million increase in current income tax expenses;

•	$2.2 million increase in cash interest expenses; and

•	$1.1 million unfavourable variance in other items.

Year-to-date

Cash flows provided by operating activities: $878.2 million in the first nine months of 2012, compared with $688.5 million in the same period of 2011, an increase of $189.7 million (27.6%).

•	The increase was mainly due to:

MANAGEMENT DISCUSSION AND ANALYSIS

•	$110.5 million increase in operating income;

•

$121.6 million favourable variance in non-cash balances related to operations, mainly due to a $19.3 million increase in accounts payable, accrued expenses and provisions; a $30.6 million increase of the net variation in accounts receivable and payable to affiliated corporations; a $42.3 million decrease in inventories; a $50.6 million decrease in income taxes receivable; and a $3.0 million variance in other assets and liabilities; partially offset by a $14.8 million decrease in deferred revenues; and a $9.4 million increase in prepaid expenses;

•	$14.3 million decrease in the cash portion of charges for restructuring of operations; and

•	$1.0 million favourable variance in other items.

Partially offset by:

•	$43.8 million increase in current income tax expenses; and

•	$13.9 million increase in cash interest expenses.

Working capital: Negative $6.6 million at September 30, 2012 compared with negative $182.8 million at December 31, 2011. The difference mainly reflects the impact of the increase in cash and cash equivalents and prepaid expenses, and the decrease in accounts payable and accrued charges, partially offset by a decrease in inventories and an increase in income taxes payable.

Investing Activities

Third quarter 2012

Additions to fixed assets: $174.5 million in the third quarter of 2012 compared with $194.3 million in the same period of 2011. The variance is mainly due to lower investments in our 4G network in 2012 compared to 2011, since the initial roll-out is substantially completed.

Acquisitions of intangible assets: $11.9 million in the third quarter of 2012 compared with $17.7 million in the same period of 2011.

Year-to-date

Additions to fixed assets: $519.5 million in the first nine months of 2012 compared with $531.9 million in the same period of 2011.

Acquisitions of intangible assets: $45.6 million in the first nine months of 2012 compared with $49.4 million in the same period of 2011.

Acquisition of a subsidiary from an affiliated corporation: In the first nine months of 2011, Videotron acquired Jobboom inc., a subsidiary of an affiliated corporation, for a cash consideration of $32.1 million.

Financing Activities

Consolidated debt (long-term debt plus bank borrowings): $237.8 million increase during the first nine months of 2012.

•	Summary of debt increases during the first nine months of 2012:

•

issuance, on March 14, 2012, of US$800.0 million aggregate principal amount of Senior Notes for net proceeds of $787.6 million, net of financing fees of $11.9 million. The Notes bear 5.0% interest and mature on July 15, 2022.

•	Summary of debt reductions during the same period:

•	repayment by the Corporation in March 2012 of all of our 6.875% Senior Notes maturing in January 2014, in the aggregate principal amount of US$395.0 million;

•	$90.0 million decrease in debt due to a favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

•	$53.0 million favourable impact of exchange rate fluctuations;

MANAGEMENT DISCUSSION AND ANALYSIS

•	$16.2 million decrease due to write-off of the fair value adjustment related to hedged interest rate risk; and

•	repayment of $5.4 million of borrowings under a bank credit facility.

•

On June 4, 2012, the Corporation offered to exchange all its outstanding 5.0% Senior Notes due July 15, 2022 for an equal principal amount of Notes registered under the Securities Act of 1933. The exchange of virtually all (99.9%) of the Notes had now been completed.

Dividends: Net decrease of $10.0 million in cash distributions to our parent corporation in the third quarter of 2012 compared with the same period in 2011. Net increase of $420.0 million in cash distributions to our parent corporation in the third quarter of 2012 over the corresponding period in 2011.

Assets and liabilities related to derivative financial instruments: Net liability of $257.3 million as of September 30, 2012, compared with a net liability of $219.0 million as of December 31, 2011. This $38.3 million unfavourable variance was due primarily to the unfavourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

Financial Position as of September 30, 2012

Net available liquid assets: $879.1 million for the Corporation and its wholly owned subsidiaries, consisting of $304.1 million in cash and cash equivalents and $575.0 million in unused lines of credit.

Consolidated long-term debt (long-term debt plus bank borrowings): $2,094.9 million at September 30, 2012, an increase of $237.8 million since December 31, 2011; $38.3 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As at September 30, 2012, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on Videotron’s long-term debt

12 months ending September 30

(in millions of dollars)

2013	$10.7
2014	10.7
2015	10.7
2016	182.5
2017	10.7
2018 and thereafter	2,093.2
Total	$2,318.5

The weighted average term of Videotron’s consolidated debt was approximately 7.0 years as of September 30, 2012 (5.7 years as of December 31, 2011). The debt consisted of approximately 83.0% fixed-rate debt (81.4% as of December 31, 2011) and 17.0% floating-rate debt (18.6% as of December 31, 2011).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our cable and 4G wireless network, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Distributions to our shareholder: $15.0 million was paid to our sole shareholder, Quebecor Media, in the third quarter of 2012 in respect to dividends, compared with total cash distributions of $25.0 million in the same period of 2011. For the nine-month period ended September 30, 2012, we paid $495.0 million in respect to dividends, compared with total cash distributions of $75.0 million in the same period of 2011. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of September 30, 2012

Table 4

Consolidated Balance Sheets of Videotron Ltd.

Analysis of significant variances between September 30, 2012 and December 31, 2011

(in millions of dollars)

	September 30, 2012	December 31, 2011	Variance	Variance detail
Assets

Cash and cash equivalents	$306.4	$95.0	$211.4	Cash inflows provided by operating activities less outflows related to investing and financing activities

Accounts receivable from affiliated corporations	61.6	33.4	28.2	Increase in dividends receivable under tax consolidation transactions

Inventories	95.5	122.9	(27.4)	illico set-top boxes and mobile devices

Fixed assets	2,771.3	2,602.2	169.1	Acquisition of fixed assets related to telecommunications networks, net of amortization

Intangible assets	674.7	711.4	(36.7)	Acquisition of software and licences, net of amortization
Liabilities

Accounts payable and accrued charges	400.7	435.6	(34.9)	Impact of current variances in activity

Amounts payable to affiliated corporations	72.1	23.8	48.3	Increase in interest payable under tax consolidation transactions

Long-term debt, including short-term portion	2,094.9	1,857.1	237.8	Debt issuance offset by debt repayment, favourable impact of exchange rate fluctuations, and favourable variance in fair value of embedded derivatives

Derivative financial instruments	262.6	222.2	40.4	Unfavourable impact of exchange rate and interest rate fluctuations

Deferred income taxes	536.3	454.7	81.6	Use of tax benefits and capital cost allowance in excess of book amortization

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As at September 30, 2012, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of September 30, 2012

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$400.7	$400.7	$—	$—	$—
Amounts payable to affiliated corporations	72.1	72.1	—	—	—
Bank credit facility	64.3	10.7	21.4	21.4	10.8
6 3/8% Senior Notes due December 15, 2015	171.8	—	—	171.8	—
9 1/8% Senior Notes due April 15, 2018	695.8	—	—	—	695.8
7 1/8% Senior Notes due January 15, 2020	300.0	—	—	—	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	—	—	—	300.0
5% Senior Notes due July 15, 2022	786.6	—	—	—	786.6
Interest payments[2]	1,269.1	129.0	359.8	339.9	440.4
Derivative financial instruments[3]	265.5	(0.7)	120.5	34.1	111.6
Lease commitments	192.6	36.7	49.9	29.7	76.3
Services and capital equipment commitments	47.3	28.6	13.3	5.4	—

Total contractual cash obligations	$4,565.8	$677.1	$564.9	$602.3	$2,721.5

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; proceeds used to invest in Preferred Shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

2	Estimated interest payable on long-term debt, based on interest rates; hedged interest rates and hedged foreign exchange rates as of September 30, 2012.

[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, provisions, long-term debt, and derivative financial instruments.

As of September 30, 2012, the Corporation used derivative financial instruments to manage its exchange rate and interest rate exposure. The Corporation has entered into cross-currency interest rate swap arrangements to hedge foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt and to manage the impact of interest rate fluctuations on some of its long-term debt.

The Corporation has also entered into currency forward contracts in order to hedge, among other things, the foreign currency risk on the future settlement of hedging contracts, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, handsets, and certain capital expenditures, including equipment for the 4G network.

The Corporation does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

MANAGEMENT DISCUSSION AND ANALYSIS

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2012 and December 31, 2011 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	September 30, 2012		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(2,318.5)	$(2,469.1)	$(1,968.1)	$(2,064.4)
Derivative financial instruments
Early settlement options	194.1	194.1	106.7	106.7
Foreign exchange forward contracts	4.1	4.1	3.2	3.2
Cross-currency interest rate swaps	(261.4)	(261.4)	(222.2)	(222.2)
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments, by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to a net exposure by the counterparty or by the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The loss (gain) on valuation and translation of financial instruments for the three months and nine months ended September 30, 2012 and 2011 is summarized in the following table.

Table 7

Loss (gain) on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
(Gain) loss on embedded derivatives	$(0.3)	$6.3	$(96.3)	$(0.7)
Loss (gain) on derivative financial instruments for which hedge accounting is not used	0.6	–	(2.0)	–
Loss on the ineffective portion of fair value hedges	–	0.6	–	1.6
	$0.3	$6.9	$(98.3)	$0.9

A gain of $5.7 million was recorded under Other comprehensive income in the third quarter of 2012 in relation to cash flow hedging relationships (gain of $22.8 million in the corresponding period of 2011). For the first nine months ended September 30, 2012, a gain of $15.4 million was recorded (gain of $18.8 million in the corresponding period of 2011).

MANAGEMENT DISCUSSION AND ANALYSIS

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the third quarter of 2012, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $19.2 million ($16.5 million in the same period of 2011), which are included in cost of sales and operating expenses. Videotron and its subsidiaries made sales to the parent and affiliated corporations in the amount of $3.2 million ($3.4 million in the third quarter of 2011). These transactions were concluded and accounted for at the settlement amount.

During the first nine months of 2012, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $63.4 million ($50.2 million in the same period of 2011), which are included in cost of sales and operating expenses. Videotron and its subsidiaries made sales to the parent and affiliated corporations in the amount of $11.2 million ($9.7 million in the first nine months of 2011). These transactions were concluded and accounted for at the settlement amount.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the third quarter of 2012, Videotron incurred management fees of $8.7 million ($7.9 million in the third quarter of 2011) with its parent corporation. During the first nine months of 2012, Videotron incurred management fees of $26.1 million ($20.7 million in the first nine months of 2011).

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and some of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things, our anticipated business strategies, anticipated trends in our business, and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of program and content transmission;

•

unanticipated higher capital spending required to address the continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

MANAGEMENT DISCUSSION AND ANALYSIS

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under the “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
Revenues
Cable television		$269,074	$252,720	$804,993	$750,853
Internet		194,080	175,669	576,904	515,025
Cable telephony		113,783	109,752	338,591	325,220
Mobile telephony		45,032	31,729	123,460	78,446
Business solutions		16,106	15,335	48,710	46,463
Equipment sales		9,217	13,923	28,457	42,141
Other		11,756	12,539	35,647	37,782
		659,048	611,667	1,956,762	1,795,930

Cost of sales and operating expenses	2	349,110	336,273	1,042,147	991,812
Amortization		119,732	104,662	349,923	297,910
Financial expenses	3	42,906	43,117	131,693	118,927
Loss (gain) on valuation and translation of financial instruments	4	300	6,868	(98,254)	898
Gain on debt refinancing	6	–	(2,713)	(1,292)	(2,713)
Restructuring of operations	5	11	369	495	14,826
Income before income taxes		146,989	123,091	532,050	374,270

Income taxes
Current		9,800	(2,171)	23,867	(19,965)
Deferred		17,273	26,155	83,092	86,917
		27,073	23,984	106,959	66,952
Net income		$119,916	$99,107	$425,091	$307,318

Net income attributable to:
Shareholder		$119,860	$99,074	$424,939	$307,141
Non-controlling interest		56	33	152	177

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Net income	$119,916	$99,107	$425,091	$307,318
Other comprehensive income:
Cash flow hedges:
Gain on valuation of derivative financial instruments	5,675	22,761	15,363	18,767
Deferred income taxes	1,308	(8,560)	2,868	(6,893)
Reclassification to income:
Other comprehensive loss related to cash flow hedges	–	801	4,065	801
Deferred income taxes	–	(200)	(1,500)	(200)
	6,983	14,802	20,796	12,475
Comprehensive income	$126,899	$113,909	$445,887	$319,793

Comprehensive income attributable to:
Shareholder	$126,843	$113,876	$445,735	$319,616
Non-controlling interest	56	33	152	177

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 7)	Retained earnings	Accumulated other comprehensive (loss) income (note 9)	Equity attributable to non-controlling interest	Total equity

Balance as of December 31, 2010	$3,401	$733,843	$(4,139)	$1,140	$734,245

Net income	–	307,141	–	177	307,318

Other comprehensive income	–	–	12,475	–	12,475

Acquisition of a subsidiary from an affiliated corporation	–	(32,140)	–	–	(32,140)

Dividends	–	(75,000)	–	(55)	(75,055)

Balance as of September 30, 2011	3,401	933,844	8,336	1,262	946,843

Net income	–	161,882	–	52	161,934

Other comprehensive loss	–	(23,656)	(13,580)	–	(37,236)

Dividends	–	(65,000)	–	–	(65,000)

Balance as of December 31, 2011	3,401	1,007,070	(5,244)	1,314	1,006,541

Net income	–	424,939	–	152	425,091

Other comprehensive income	–	–	20,796	–	20,796

Acquisition of a non-controlling interest	–	–	–	(38)	(38)

Dividends	–	(495,000)	–	(154)	(495,154)

Balance as of September 30, 2012	$3,401	$937,009	$15,552	$1,274	$957,236

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30			Nine months ended September 30
	Note	2012	2011	2012	2011

Cash flows related to operating activities
Net income		$119,916	$99,107	$425,091	$307,318
Adjustments for:
Amortization of fixed assets		94,916	82,225	277,348	235,526
Amortization of intangible assets		24,816	22,437	72,575	62,384
Loss (gain) on valuation and translation of financial instruments	4	300	6,868	(98,254)	898
Amortization of financing costs and long-term debt premium or discount	3	1,419	1,153	4,251	2,866
Deferred income taxes		17,273	26,155	83,092	86,917
Gain on debt refinancing	6	–	(2,713)	(1,292)	(2,713)
Other		(1,188)	2,691	528	1,963
		257,452	237,923	763,339	695,159
Net change in non-cash balances related to operating activities		68,853	60,916	114,904	(6,660)
Cash flows provided by operating activities		326,305	298,839	878,243	688,499

Cash flows related to investing activities
Additions to fixed assets		(174,528)	(194,253)	(519,545)	(531,876)
Additions to intangible assets		(11,902)	(17,669)	(45,572)	(49,376)
Acquisition of a subsidiary from an affiliated corporation		–	–	–	(32,140)
Other		2,486	556	4,832	3,057
Cash flows used in investing activities		(183,944)	(211,366)	(560,285)	(610,335)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees	6	–	294,846	787,571	294,846
Financing costs		–	(2,449)	–	(2,449)
Repayment of long-term debt and settlement of related hedging contracts	6	–	(303,068)	(394,094)	(303,068)
Dividends		(15,000)	(25,000)	(495,000)	(75,000)
Settlement of hedging contracts		3,851	–	471	–
Net borrowings under bank credit facility		–	–	(5,357)	–
Other		(157)	–	(194)	(14)
Cash flows used in financing activities		(11,306)	(35,671)	(106,603)	(85,685)

Net change in cash and cash equivalents		131,055	51,802	211,355	(7,521)

Cash and cash equivalents at beginning of period		175,316	37,012	95,016	96,335
Cash and cash equivalents at end of period		$306,371	$88,814	$306,371	$88,814

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of:
Bank overdraft	$(18,589)	$(23,204)	$(18,589)	$(23,204)
Cash equivalents	324,960	112,018	324,960	112,018
	$306,371	$88,814	$306,371	$88,814

Interest and taxes reflected as operating activities:
Cash interest payments (net of receipts)	$11,237	$18,069	$96,455	$96,064
Cash income tax payments (net of refunds)	280	(4,595)	728	5,797

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	September 30, 2012	December 31, 2011
Assets

Current assets
Cash and cash equivalents	$306,371	$95,016
Accounts receivable	262,654	264,497
Income taxes	–	10,819
Amounts receivable from affiliated corporations	61,600	33,391
Inventories	95,541	122,870
Prepaid expenses	23,962	16,319
Total current assets	750,128	542,912

Non-current assets
Investments	1,630,000	1,630,000
Fixed assets	2,771,330	2,602,215
Intangible assets	674,687	711,426
Derivative financial instruments	5,345	3,207
Other assets	41,430	43,434
Deferred income taxes	5,122	5,243
Goodwill	451,545	451,545
Total non-current assets	5,579,459	5,447,070
Total assets	$6,329,587	$5,989,982

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2012	December 31, 2011

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges		$400,662	$435,627
Amounts payable to affiliated corporations		72,145	23,789
Provisions		8,023	7,383
Deferred revenue		253,872	248,195
Income taxes		11,287	—
Current portion of long-term debt	6	10,714	10,714
Total current liabilities		756,703	725,708

Non-current liabilities
Long-term debt	6	2,084,155	1,846,343
Subordinated loan from parent corporation		1,630,000	1,630,000
Derivative financial instruments		262,635	222,212
Deferred income taxes		536,319	454,716
Other liabilities		102,539	104,462
Total non-current liabilities		4,615,648	4,257,733
Total liabilities		5,372,351	4,983,441

Equity
Capital stock	7	3,401	3,401
Retained earnings		937,009	1,007,070
Accumulated other comprehensive income (loss)	9	15,552	(5,244)
Equity attributable to shareholder		955,962	1,005,227
Non-controlling interest		1,274	1,314
Total equity		957,236	1,006,541

Subsequent event	10
Total liabilities and equity		$6,329,587	$5,989,982

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements because they do not include all disclosures required under IFRS for annual consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2011 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 12, 2012.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2012.

2.	COST OF SALES AND OPERATING EXPENSES

The main components are as follows:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Employee costs	$115,049	$112,102	$356,897	$325,620
Royalties and rights	105,386	96,284	318,763	285,693
Cost of retail products	34,044	38,219	93,722	126,166
Subcontracting costs	33,733	30,425	87,147	88,452
Marketing and distribution expenses	16,214	15,738	52,076	45,301
Other	72,996	72,783	221,950	206,677
	377,422	365,551	1,130,555	1,077,909

Employee costs capitalized to fixed assets and intangible assets	(28,312)	(29,278)	(88,408)	(86,097)
	$349,110	$336,273	$1,042,147	$991,812

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Third parties:
Interest on long-term debt	$44,428	$40,817	$131,063	$119,278
Amortization of financing costs and long-term debt premium or discount	1,419	1,153	4,251	2,866
(Gain) loss on foreign currency translation on short-term monetary items	(806)	3,063	2,135	2,146
Other	(697)	(469)	(1,472)	(1,073)
	44,344	44,564	135,977	123,217

Affiliated corporations:
Interest expense	43,139	43,130	128,479	127,988
Dividend income	(44,577)	(44,577)	(132,763)	(132,278)
	(1,438)	(1,447)	(4,284)	(4,290)
	$42,906	$43,117	$131,693	$118,927

4.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

(Gain) loss on embedded derivatives	$(265)	$6,240	$(96,321)	$(684)
Loss (gain) on derivative financial instruments for which hedge accounting is not used	565	–	(1,933)	–
Loss on the ineffective portion of fair value hedges	–	628	–	1,582
	$300	$6,868	$(98,254)	$898

5.	RESTRUCTURING OF OPERATIONS

During the nine-month period ended September 30, 2012, the Corporation has recorded costs of $0.5 million for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its new mobile network ($0.3 million and $14.8 million in the respective three-month and nine-month periods ended September 30, 2011).

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

6.	LONG-TERM DEBT

On March 14, 2012, the Corporation issued US$800.0 million aggregate principal amount of Senior Notes bearing interest at 5.0% and maturing on July 15, 2022, for net proceeds of approximately $787.6 million, net of financing fees of $11.9 million. The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part, at any time before their maturity at a price based on a make-whole formula. The Corporation has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps.

In March 2012, the Corporation redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million for a total cash consideration of $394.1 million. This transaction resulted in a total gain of $1.3 million (before income taxes).

On July 5, 2011, the Corporation issued $300.0 million aggregate principal amount of Senior Notes bearing interest at 6.875% and maturing on July 15, 2021, for net proceeds of $294.8 million, net of financing fees of $5.2 million. The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part, at any time prior to June 15, 2016 at a price based on a make-whole formula and at a decreasing premium from June 15, 2016 and thereafter.

In July 2011, the Corporation redeemed US$255.0 million in aggregate principal amount of its 6.875% Senior Notes due January 2014 and settled its related hedging contracts for a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes).

Components of the long-term debt are as follows:

	September 30, 2012	December 31, 2011

Long-term debt	$2,318,456	$1,968,051
Change in fair value related to hedged interest rate risks	–	16,166
Adjustment related to embedded derivatives	(187,933)	(97,929)
Financing fees, net of amortization	(35,654)	(29,231)
	2,094,869	1,857,057
Less: current portion	(10,714)	(10,714)
	$2,084,155	$1,846,343

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of September 30, 2012 and December 31, 2011	2,516,829	$3,401

8.	STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options granted by the parent corporation to the employees of the Corporation and its subsidiaries for the nine-month period ended September 30, 2012:

		Outstanding options
	Number	Weighted average exercise price
As of December 31, 2011:	953,240	$ 40.64
Transferred	(13,333)	44.45
Exercised	(562,613)	41.01
As of September 30, 2012	377,294	$ 39.84
Vested options as of September 30, 2012	77,328	$ 44.90

For the three-month period ended September 30, 2012, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.2 million (a net charge of $1.1 million in 2011). For the nine-month period ended September 30, 2012, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $2.2 million (a net reversal of $0.6 million in 2011).

During the three-month period ended September 30, 2012, 459,198 of the parent corporation’s stock options were exercised for a cash consideration of $5.1 million (71,240 stock options for $0.8 million in 2011). During the nine-month period ended September 30, 2012, 562,613 of the parent corporation’s stock options were exercised for a cash consideration of $5.9 million (152,113 stock options for $1.7 million in 2011).

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Amounts accounted for in the accumulated other comprehensive income relate solely to cash flow hedges.

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 3/4 year period.

10.	SUBSEQUENT EVENT

On November 9, 2012, the Corporation contracted a subordinated loan of $3.27 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on November 9, 2042. On the same day, the Corporation invested the total proceeds of $3.27 billion into 3,270,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Josée Marsan
By:	Marie-Josée Marsan Vice President Finance and Chief Financial Officer

Date: November 13, 2012